Exhibit 99.1

FLY LEASING REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

Dublin, Ireland, November 7, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the third quarter and first nine months of 2013.

Third Quarter 2013 Highlights

•	Adjusted Net Income of $2.7 million, $0.07 per share

•	Net income of $304,000

•	Added four Boeing 737-800 aircraft

•	Added a new Boeing 777-300ER aircraft

•	Raised $172.6 million of new equity capital

•	Declared 24th consecutive quarterly dividend on October 14th ($0.22 per share)

•	Dividend to be increased to $0.25 per share in 2014

Nine Month Highlights

•	Adjusted Net Income of $52.5 million, $1.65 per share

•	Net income of $39.1 million, $1.20 per share

•	Exceeded fleet growth targets for 2013

•	Increased unrestricted cash to over $200 million

•	Paid three quarterly dividends totaling $0.66 per share

“During the third quarter we added five aircraft, increasing our portfolio to 107 aircraft at quarter end,” said Colm Barrington, CEO of FLY. So far in the fourth quarter we have added two more aircraft, including a new Boeing 787 on a long-term lease to a top credit airline. This year we have added aircraft worth more than $560 million to our fleet, achieving our growth target for the year and putting us on track to add more than $600 million worth of aircraft by year end. FLY has the capital to maintain this strong growth in 2014 and we continue to see attractive acquisition opportunities.”

“All of our aircraft are now on lease or committed to leases,” added Barrington. “The global airline industry is strong with air traffic and airline load factors at or near all-time highs. Demand for leased aircraft remains strong and we are seeing improvements in lease rates. As we look ahead to 2014, FLY is well positioned to benefit from its strong financial position, its growing fleet and improving industry conditions. As a result, FLY’s board has authorized a 14% increase in the dividend to be declared in respect of the fourth quarter of 2013. FLY remains committed to returning capital to shareholders.”

Third Quarter Financial Results

FLY’s net income and diluted earnings per share for the third quarter of 2013 were $304,000 and $0.00 per share compared to a loss of $29.4 million and a loss of $1.15 per share in the same period of 2012. Operating lease revenue decreased from $84.4 million for the third quarter of 2012 to $78.4 million for the third quarter of 2013, primarily due to a decrease in end of lease income from $5.8 million in 2012 to $0 in 2013. The loss in the third quarter of 2012 included expenses of $32.3 million associated with termination of interest rate swaps in connection with refinancing FLY’s original Acquisition Facility.

Net income and diluted earnings per share for the nine months ended September 30, 2013 were $39.1 million and $1.20 per share compared to $16.7 million and $0.63 per share for the nine months ended September 30, 2012.

Adjusted Net Income

Adjusted Net Income was $2.7 million for the third quarter of 2013 compared to $5.4 million in the same period in the previous year. On a per share basis, Adjusted Net Income was $0.07 in the third quarter of 2013 compared to $0.21 for the same period in the previous year. For the nine months ended September 30, 2013, Adjusted Net Income was $52.5 million, or $1.65 per share compared to $63.1 million and $2.43 per share for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Dividends

On October 14, 2013, FLY declared a dividend of $0.22 per share in respect of the third quarter of 2013. This dividend will be paid on November 19, 2013 to shareholders of record on October 30, 2013. FLY’s board has authorized an increase in the dividend to be declared in respect of the fourth quarter of 2013 to $0.25.

Financial Position

At September 30, 2013, FLY’s total assets were $3.3 billion, including flight equipment with a net book value of $2.9 billion. Total cash at September 30, 2013 was $362.9 million, of which $207.0 million was unrestricted. This compares to total cash of $300.6 million at December 31, 2012, of which $163.1 million was unrestricted.

In July, FLY completed an underwritten public offering of 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS, generating net proceeds of approximately $172.6 million.

FLY’s net leverage ratio, defined as the ratio of net debt to total shareholders’ equity was 2.7x at September 30, 2013 compared to 3.6x at December 31, 2012. Net debt is defined as book value of secured borrowings, less unrestricted cash and cash equivalents.

Aircraft Portfolio

At September 30, 2013, FLY’s 107 aircraft were on lease to 56 airlines in 32 countries. The table below shows the aircraft in FLY’s portfolio on September 30, 2013 and December 31, 2012. The table does not include the four B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Sep 30, 2013	Dec 31, 2012
Airbus A319	19	19
Airbus A320	26	27
Airbus A330	1	1
Airbus A340	3	3
Boeing 717	—	6
Boeing 737	44	40
Boeing 747	1	1
Boeing 757	11	11
Boeing 767	1	1
Boeing 777	1	—

Total	107	109

At September 30, 2013, the average age of FLY’s portfolio was 8.8 years weighted by the net book value of each aircraft. The average remaining lease term was 4.0 years, also weighted by net book value. At September 30, 2013, the leases were generating annualized revenues of approximately $345 million. FLY’s lease utilization factor was 97% for the third quarter of 2013 and was 95% for the nine months ended September 30, 2013.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 7, 2013. Participants should call +1-706-758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 68512691 or ask an operator for the FLY Leasing earnings call. A replay will be available shortly after the call. To access the replay, please dial +1-404-537-3406 (International) or 855-859-2056 (North America) and enter confirmation code 68512691. The replay recording will be available until November 14, 2013.

A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward—looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited

West Pier

Dun Laoghaire

Co Dublin, Ireland

FLY Leasing Limited

Consolidated Statements of Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sept. 30, 2013 (Unaudited)	Three months ended Sept. 30, 2012 (Unaudited)	Nine months ended Sept. 30, 2013 (Unaudited)	Nine months ended Sept. 30, 2012 (Unaudited)
Revenues
Operating lease revenue	$78,369	$84,443	$274,583	$285,800
Equity earnings from unconsolidated subsidiaries	474	1,852	1,377	5,980
(Loss) Gain on sale of aircraft	(47)	—	6,277	8,489
Interest and other income	319	113	1,781	1,556

Total revenues	79,115	86,408	284,018	301,825

Expenses
Depreciation	36,908	34,302	106,651	102,795
Interest expense	30,016	36,045	90,201	109,695
Debt extinguishment costs	564	—	2,704	—
Selling, general and administrative	8,105	11,435	27,363	30,213
Ineffective, dedesignated and terminated derivatives	(160)	32,580	(1,020)	31,353
Maintenance and other costs	2,563	3,478	12,487	6,138

Total expenses	77,996	117,840	238,386	280,194

Net income (loss) before provision (benefit) for income taxes	1,119	(31,432)	45,632	21,631
Provision (benefit) for income taxes	815	(1,993)	6,568	4,954

Net income (loss)	$304	$(29,439)	$39,064	$16,677

Weighted average number of shares
- Basic	38,797,022	25,769,115	31,711,440	25,750,811
- Diluted	38,921,962	25,769,115	31,821,118	25,915,110
Earnings (loss) per share
- Basic	$0.00	$(1.15)	$1.21	$0.63
- Diluted	$0.00	$(1.15)	$1.20	$0.63
Dividends declared and paid per share	$0.22	$0.22	$0.66	$0.62

FLY Leasing Limited

Consolidated Balance Sheets

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Sept. 30, 2013 (Unaudited)	Dec. 31, 2012 (Audited)
Assets
Cash and cash equivalents	$206,966	$163,124
Restricted cash and cash equivalents	155,897	137,457
Rent receivables	3,234	3,124
Investment in unconsolidated subsidiaries	7,686	6,308
Flight equipment held for operating lease, net	2,868,678	2,616,864
Deferred tax asset, net	1,595	9,450
Fair market value of derivative assets	4,902	319
Other assets, net	36,616	32,026

Total assets	$3,285,574	$2,968,672

Liabilities
Accounts payable and accrued liabilities	17,405	15,662
Rentals received in advance	16,084	14,402
Payable to related parties	3,101	2,789
Security deposits	47,624	47,474
Maintenance payment liability	225,230	225,733
Secured borrowings, net	2,175,998	2,052,412
Fair market value of derivative liabilities	30,649	48,967
Other liabilities	32,092	29,231

Total liabilities	2,548,183	2,436,670

Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 41,306,338 and 28,040,305 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	41	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	657,600	482,733
Retained earnings	99,952	83,138
Accumulated other comprehensive loss, net	(20,202)	(33,897)

Total shareholders’ equity	737,391	532,002

Total liabilities and shareholders’ equity	$3,285,574	$2,968,672

FLY Leasing Limited

Reconciliation of Adjusted Net Income, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sept. 30, 2013 (Unaudited)	Three months ended Sept. 30, 2012 (Unaudited)	Nine months ended Sept. 30, 2013 (Unaudited)	Nine months ended Sept. 30, 2012 (Unaudited)
Net Income (loss)	$304	$(29,439)	$39,064	$16,677
Add (less):
Ineffective portion of cash flow hedges	(160)	32,580	(1,020)	31,353
Debt extinguishment costs	564	—	2,704	—
Non-cash share based compensation	(189)	1,458	2,285	3,104
Adjustments related to GAAM Portfolio acquisition:
Amortization of fair value adjustments recorded in purchase accounting	2,899	5,606	10,955	18,158
Income tax effects	(712)	(4,801)	(1,508)	(6,222)

Adjusted Net Income	$2,706	$5,404	$52,480	$63,070

Weighted average diluted shares outstanding	38,921,962	25,960,109	31,821,118	25,915,110

Adjusted Net Income per share	$0.07	$0.21	$1.65	$2.43

Adjusted Net Income Plus Depreciation and Amortization, a Non-GAAP Financial Measure, to Net Income

(DOLLARS IN THOUSANDS)

	Three months ended Sept. 30, 2013 (Unaudited)	Three months ended Sept. 30, 2012 (Unaudited)	Nine months ended Sept. 30, 2013 (Unaudited)	Nine months ended Sept. 30, 2012 (Unaudited)
Adjusted Net Income	$2,706	$5,404	$52,480	$63,070
Add:
Depreciation	36,908	34,302	106,651	102,795
Other amortization	6,428	7,427	16,892	14,873
Provision for deferred income taxes	2,833	2,014	8,554	9,395

Adjusted Net Income Plus Depreciation and Amortization	$48,875	$49,147	$184,577	$190,133

FLY defines Adjusted Net Income as net income plus or minus the after-tax impacts of the ineffective portion of cash flow hedges, debt extinguishment costs, non-cash share-based compensation, and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting. FLY believes that Adjusted Net Income provides useful information about operating performance and period over period comparisons. It also provides additional information that is useful for evaluating the underlying operating performance of our business without regard to the impacts of fair-value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results. Adjusted Net Income should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.

Adjusted Net Income Plus Depreciation and Amortization is a cash flow measure that provides investors with an additional measure for evaluating FLY’s ongoing cash earnings, from which capital investments are made, debt is serviced and dividends are paid. However, adjusted net income plus depreciation and amortization excludes certain positive and negative cash items, including principal payments, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses Adjusted Net Income and Adjusted Net Income Plus Depreciation and Amortization as a measure for assessing FLY’s performance. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. Finally, FLY’s definitions may be different than those used by other companies.